

Erik Rueda · 3rd



Co-founder + Chief Creative Officer at Paydownhero Inc.

Greater Boston · 500+ connections · Contact info

Paydownhero Inc.

Northeastern University

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PAR CAPITAL MANAGEMENT

Aviation Inspired Reception

We designed and crafted the steel, stone, and chrome reception desk for a Boston...



Accel UK

We designed, fabricated, and installed bespoke sit - stand desking and pods for ...



NewsCo

Solid Am

conferen

Experience



Co-founder + Chief Creative Officer



Paydownhero Inc. · Self-employed
Jan 2018 – Present · 3 yrs 2 mos
Greater Boston Area

We're an app-based platform that leverages round-up technology, microclicks, and gamification to help our users paydown their auto loans. As the CCO, responsible for overall UX / UI design direction, branding strategy, media positioning, and roll-out of our platform across iOS and Android. Works directly with development team to build and integrate new features, looks, and interactions within our platform.



Founder, Principal

Erik Rueda Design Lab
Jan 2013 – Present · 8 yrs 2 mos
Boston, ma

Follow us on IG: @erikruedadesignlab

Founder of an interdisciplinary practice bringing together architecture, design, material science, and craftsmanship to create individualized projects for demanding clients. ⌐ ...see more



Commercial Interior
Design Consulting an...



Company Commander

US Army
Apr 2015 – May 2016 · 1 yr 2 mos
Middle East

716th Engineer Company USAR. Commanded a 156 soldier Army Engineer Company while deployed forward to Kuwait, Iraq, and Jordan in support of Operation Inherent Resolve. Responsible for all aspects of unit readiness and operations. Personally accountable for 30+ million dollars in unit equipment, weapons, and vehicles. Charged with conducting c ...see more



Platoon Leader

US Army
May 2012 – Nov 2014 · 2 yrs 7 mos
Attleboro, MA

3rd Platoon, 716th Engineer Company USARPlatoon leader/detachment commander for combat construction platoon. Plan and execute engineer missions with 38 soldiers utilizing unit equipment and vehicles with operational budgets in excess of 2 million dollars.

Principal

Rueda Humbert Partners
Jun 2008 – Dec 2012 · 4 yrs 7 mos

Manage design and construction operations. Primary designer and project manager.

Responsible for client relations, budgets, scheduling, project completion, payroll, ordering, maintenance.

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Education



Northeastern University
Bachelor of Architecture (B.Arch.), Architecture, Magna Cum Laude
2007 – 2012



North Shore Community College
Aviation Science
2005 – 2007

Manchester Essex Regional High School

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Licenses & certifications



Construction Supervisor License
State of Massachusetts



